FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
15d-16 of the Securities Exchange Act of 1934

For the month of February 2004

GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)

Aerogolf Center
1 Hohenhof
L-2633 Senningerberg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ]	No [X]

SIGNATURE
Press Release — Gemplus Launches GemConnect MySIMeditor For Simple SIM Management And Renewal
Press Release — GEMPLUS POWERS MICROSOFT’S TECHNOLOGY CENTERS WITH SMART CARDS FOR NETWORK SECURITY

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.
Date: 25 February, 2004,
	By:	/s/ Stephen Juge

Name: Stephen Juge
Title: Executive Vice President and General Counsel

Gemplus Launches GemConnect MySIMeditor For Simple SIM Management And Renewal

Luxembourg and 3GSM World Congress, Cannes, 23 February 2004, Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP), the world’s leading provider of smart card-based solutions, announces the launch of GemConnect MySIMeditor, a SIM management solution targeted at corporate and consumer segments. Two European operators have already adopted this solution.

GemConnect MySIMeditor contains software that enables the user to manage their SIM content through a computer interface. The SIM is inserted into a cardholder that connects to a PC via the USB portal. Data can then be uploaded and downloaded at the convenience of the end-user. Functions include notably phone book and SMS back-up, number internationalization, data editing and updates for new employees and data transfer from the email server.

In a recent survey conducted by TNS Sofres, 200 end-users in three European countries1 (UK, Germany and Sweden) were asked if they considered the managing of their SIM card contents via their PC interface a useful service. The results were extremely positive with an average of 67% finding this solution useful.

Ben Wood, Principal Analyst, Gartner, said “A key challenge for mobile subscribers is managing and updating the phone numbers on their SIM card from their handset — the ability to back-up your phonebook offers the added security of being able to easily restore your numbers should your phone be lost or stolen”.

Following on from the success of GemConnect MySIMcopier2, launched at Cannes last year, GemConnect MySIMeditor completes the range of Gemplus solutions for SIM management and migration to higher value cards.

“By connecting into the PC interface, which is familiar to every corporate user, Gemplus offers a highly user-friendly environment for SIM management. Not only is making calls abroad made easy due to the number internationalisation function, but it is even possible to draft SMS using your computer keyboard and then download it into the SIM for sending” said Philippe Vallée, Executive Vice President, Gemplus Telecom Business Unit. “These solutions are simple, easy-to-use and designed with the end-user in mind”.

Visit the Gemplus stand, Hall 1, B19, at the 3GSM World Congress 2004 for more information. This solution is readily available.

End

Gemplus Press Release

1 — 200 end-users were surveyed in each of the three European countries in the recent survey by TNS Sofres.

2 — GemConnect MySIMcopier — This hand held device for copying phonebook and SMS data from one SIM to another was launched at the 3GSM World Congress 2003. So far, over 30 Mobile Network Operators have deployed GemConnect MySIMcopier to their clients.

About Gemplus

Gemplus International S.A.(Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s leading player in the smart card industry in both revenue and total shipments (source 2002: Gartner-Dataquest, Frost & Sullivan, Datamonitor.) It has the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

Gemplus offers an exceptional range of portable, personalized solutions that bring security and convenience to people’s lives. These include Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Identity, WLAN, Pay-TV, e-government, access control, and a wealth of other applications.

Gemplus’ revenue in 2003 was 749 million Euros.

www.gemplus.com

For more information, please contact:

Jane Strachey Telecom PR Manager, Gemplus	Tel: +33 (0)4 42 36 46 61 / Mobile +33 (0)6 76 49 35 93 Jane.strachey@gemplus.com
Vanessa Clarke Account Director, Edelman	Tel: +44 (0)20 7344 1349 / Mobile +44 (0)7730 989 698 Vanessa.Clarke@edelman.com

©2004 Gemplus. All rights reserved. Gemplus and the Gemplus logo are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

Gemplus Press Release

GEMPLUS POWERS MICROSOFT’S TECHNOLOGY CENTERS WITH SMART CARDS FOR NETWORK SECURITY

Microsoft Technology Centers around the world demonstrate Gemplus smart cards for network security in Windows-based environments

Luxembourg, Horsham, PA (February 24, 2004) — Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP), the world’s leading provider of smart card solutions, today announces the delivery of smart cards, readers, and software to Microsoft for use in the Microsoft Technology Centers around the world. Microsoft will use Gemplus technology to demonstrate to clients the integration and implementation of smart cards in a Windows-based environment for network security.

Microsoft plans to install Gemplus readers and software in its technology centers in the United States (five locations: Redmond, WA; Boston, MA; Chicago, IL; Austin, TX; Silicon Valley), Germany, England, Taiwan, Japan, and China during the first half of 2004. Corporate enterprise visitors will be able to see Gemplus smart cards used during demonstrations to securely log-on to PCs, digitally sign e-mails, and perform remote log-ons using a virtual private network.

“We see a growing need among our large enterprise customers to learn more about smart cards and security technologies that support single sign-on and two-factor authentication within Windows-based environments. We are pleased to demonstrate solutions using these technologies and value Gemplus’s support in providing the smart card hardware and software components to make this possible,” said Brian Groth, Group Program Manager, Microsoft.

Smart cards are experiencing increased adoption with many companies around the world that are looking to enhance the security and flexibility of their employee badge programs. Gemplus’s U.S. Corporate Security Systems Study, which was carried out by Frost & Sullivan, showed that 30% of Fortune 500 companies surveyed are currently using or testing smart cards within their security systems and more than one-third of the companies surveyed plan to use smart cards within their corporate security systems within the next three years.

The Microsoft Technology Centers will use smart cards, PC-link readers, and software from Gemplus’s SafesITe solution. SafesITe provides customers and system integrators with all the products (cards, readers & software) and services necessary to seamlessly deploy multi-purpose employee cards as part of an organization’s existing infrastructure. SafesITe supports Microsoft Windows.

“Gemplus is excited to support Microsoft in its effort to educate enterprises on the benefits of smart cards within an identity infrastructure,” said Dave Ludin, Gemplus’s Vice President of Financial and Security Solutions in North America. “Smart cards offer a versatile platform to combine building access and network security on one card, offering strong protection of IT assets while providing convenience to employees who can access many services with one card.”

To learn more about the technology used in Microsoft’s technology centers and Gemplus’s SafesITe solution, please visit the Gemplus booth #521 at the RSA Security Conference 2004 in San Francisco, CA from February 24-26.

About Gemplus

Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s leading player in the smart card industry in both revenue and total shipments (source 2002: Gartner-Dataquest, Frost & Sullivan, Datamonitor.) It has the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

Gemplus offers an exceptional range of portable, personalized solutions that bring security and convenience to people’s lives. These include Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Identity, WLAN, Pay-TV, e-government, access control, and a wealth of other applications.

Gemplus’ revenue in 2003 was 749 million Euros.

www.gemplus.com

©2004 Gemplus. All rights reserved. Gemplus, the Gemplus logo, and SafesITe are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

For further information, contact:

Kerry Butler	Harjiv Singh
Gemplus Americas PR Manager	Edelman – New York
Tel: +1 (215) 390 2840	Tel: +1 (212) 704 8186
Email: kerry.butler@gemplus.com	Email: harjiv.singh@edelman.com